Exhibit 3

Transactions In The Securities Of The Issuer

The following table sets forth all transactions with respect to the securities of the Issuer effected during the past sixty (60) days by any of the Reporting Persons. The transactions were cross trades between the Chatham Funds which did not affect their holdings in the aggregate. The reported price per share excludes brokerage commissions.

Date of Transaction	Number Shares Purchased	Number of Shares Sold	Price Per Share
01/02/2020	3,544,304	3,544,304	$3.95
02/03/2020	2,083,334	2,083,334	$2.40
02/05/2020	1,621,329	1,621,329	$2.69